AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 28, 2018

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
ISSUER TENDER OFFER STATEMENT
UNDER SECTION 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934

DELAWARE ENHANCED GLOBAL DIVIDEND AND INCOME FUND
(Name of Subject Company)

DELAWARE ENHANCED GLOBAL DIVIDEND AND INCOME FUND
(Name of Filing Person (Issuer))

COMMON SHARES, NO PAR VALUE
(Title of Class of Securities)

246060107
(CUSIP Number of Class of Securities)

David F. Connor, Esq., Secretary
Delaware Enhanced Global Dividend and Income Fund
2005 Market Street
Philadelphia, Pennsylvania 19103
800-523-1918
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Filing Person)

CALCULATION OF FILING FEE

TRANSACTION VALUATION $37,958,062 (a)	AMOUNT OF FILING FEE: $4,725.79 (b)

(a) Pursuant to Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended, the transaction value was calculated by multiplying 3,165,810 Common Shares of Delaware Enhanced Global Dividend and Income Fund by $11.99, the Net Asset Value per share as of the close of ordinary trading on the New York Stock Exchange on September 20, 2018.

(b) Calculated as $124.50 per $1,000,000 of the Transaction Valuation.

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

/ / third-party tender offer subject to Rule 14d-1.

/X/ issuer tender offer subject to Rule 13e-4.

/ / going-private transaction subject to Rule 13e-3.

/ / amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

EXPLANATORY NOTE

Copies of the Offer to Purchase, dated September 28, 2018, and the Letter of Transmittal, among other documents, have been filed by Delaware Enhanced Global Dividend and Income Fund, as Exhibits to this Schedule TO, Tender Offer Statement (the “Schedule”), pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934 (the “Exchange Act”). Unless otherwise indicated, all material incorporated herein by reference in response to items or sub-items of this Schedule is incorporated by reference from the corresponding caption in the Offer to Purchase, including the information provided under those captions.

ITEM 1. SUMMARY TERM SHEET.

Reference is hereby made to the Summary Term Sheet of the Offer to Purchase, which is attached as Exhibit (a)(1)(i) and is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a) The name of the issuer is Delaware Enhanced Global Dividend and Income Fund, a diversified, closed-end management investment company organized as a Delaware statutory trust (the “Fund”). The principal executive offices of the Fund are located at 2005 Market Street, Philadelphia, Pennsylvania 19103. The telephone number is 800 523-1918.

(b) The title of the subject class of equity securities described in the offer is Common Shares (the “Shares”), with no par value. As of September 20, 2018 there were 15,829,048 Shares issued and outstanding.

(c) The principal market in which the Shares are traded is the New York Stock Exchange. For information on the high, low and closing (as of the close of ordinary trading on the New York Stock Exchange on the last day of each of the Fund’s fiscal quarters) net asset values and market prices of the Shares in such principal market for each quarter during the Fund’s past two fiscal years (as well as the first three fiscal quarters of 2018), see Section 8, “Price Range of Shares” of the Offer to Purchase, which is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a) The name of the filing person is Delaware Enhanced Global Dividend and Income Fund (previously defined as the “Fund”), a diversified, closed-end management investment company registered under the Investment Company Act of 1940 (the “1940 Act”) and organized as a Delaware statutory trust. The principal executive offices of the Fund are located at 2005 Market Street, Philadelphia, Pennsylvania 19103. The telephone number is 800 523-1918. The filing person is the subject company. The members of the Board of Trustees of the Fund are as follows: Thomas L. Bennett (Chairman), Ann D. Borowiec, Joseph W. Chow, John A. Fry, Lucinda S. Landreth, Shawn K. Lytle, Frances A. Sevilla-Sacasa, Thomas K. Whitford, and Janet L. Yeomans.

The executive officers of the Fund are Shawn K. Lytle, President and Chief Executive Officer and Richard Salus, Senior Vice President and Chief Financial Officer.

Correspondence to the Trustees and executive officers of the Fund should be mailed to c/o Delaware Enhanced Global Dividend and Income Fund, 2005 Market Street, Philadelphia, Pennsylvania 19103, Attn: Secretary.

ITEM 4. TERMS OF THE TRANSACTION.

(a) The Fund’s Board of Trustees has determined to commence an offer to purchase up to 20%, or 3,165,810 Shares of the Fund’s issued and outstanding Common Shares. The offer is for cash at a price equal to 98% of the Fund’s net asset value per share (“NAV”) as of the close of ordinary trading on the New York Stock Exchange on October 29, 2018, or the next business day after which the offer is extended, upon the terms and subject to the conditions set forth in the enclosed Offer to Purchase and the related Letter of Transmittal (which together constitute the “Offer”).

A copy of the Offer to Purchase and the Letter of Transmittal is attached hereto as Exhibit (a)(1)(i) and Exhibit (a)(1)(ii), respectively, each of which is incorporated herein by reference. For more information on the type and amount of consideration offered to shareholders, the scheduled expiration date, extending the Offer and the Fund’s intentions in the event of oversubscription, see Section 1, “Price; Number of Shares” and Section 15, “Extension of Tender Period; Termination; Amendments” of the Offer to Purchase. For information on the dates relating to the withdrawal of tendered Shares, the procedures for tendering Shares and withdrawing Shares tendered, and the manner in which Shares will be accepted for payment, see Section 2, “Procedures for Tendering Shares,” Section 3, “Withdrawal Rights,” and Section 4, “Payment for Shares” in the Offer to Purchase. For information on the federal income tax consequences of the Offer, see Section 2, “Procedures for Tendering Shares,” Section 10, “Certain Effects of the Offer,” and Section 14, “Certain Federal Income Tax Consequences,” in the Offer to Purchase.

(b) The Fund has been informed that no Trustees, officers or affiliates (as the term “affiliate” is defined in Rule 12b-2 under the Exchange Act) of the Fund intend to tender Shares pursuant to the Offer to Purchase and, therefore, the Fund does not intend to purchase Shares from any officer, Trustee, or affiliate of the Fund pursuant to the Offer to Purchase.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e) Reference is hereby made to Section 7, “Plans or Proposals of the Fund,” Section 9, “Interest of Trustees and Executive Officers; Transactions and Arrangements Concerning the Shares,” and Section 16, “Fees and Expenses” of the Offer to Purchase, which is incorporated herein by reference. Except as set forth therein, the Fund does not know of any agreement, arrangement or understanding, whether or not legally enforceable, between the Fund (including any of the Fund’s executive officers or Trustees, any person controlling the Fund or any officer or director of any corporation or other person ultimately in control of the Fund) and any other person with respect to any securities of the Fund. The foregoing includes, but is not limited to: the transfer or the voting of securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a)-(c) Reference is hereby made to Section 6, “Purpose of the Offer,” Section 7, “Plans or Proposals of the Fund,” Section 10, “Certain Effects of the Offer,” and Section 11, “Source and Amount of Funds” of the Offer to Purchase, which is incorporated herein by reference. Except as noted herein and therein, the events listed in Item 1006(c) of Regulation M-A are not applicable to the Fund (including any of the Fund’s executive officers or Trustees, any person controlling the Fund or any officer or director of any corporation or other person ultimately in control of the Fund).

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)-(b) Reference is hereby made to Section 11, “Source and Amount of Funds” of the Offer to Purchase, which is incorporated herein by reference.

(d) Not applicable.

The information requested by Item 1007(a), (b) and (d) of Regulation M-A is not applicable to the Fund’s executive officers and Trustees, any person controlling the Fund or any executive officer or director of a corporation or other person ultimately in control of the Fund.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)-(b) Reference is hereby made to Section 9, “Interest of Trustees and Executive Officers; Transactions and Arrangements Concerning the Shares” of the Offer to Purchase, which is incorporated herein by reference. There have not been any transactions in the Shares of the Fund that were effected during the past 60 days by the Fund. In addition, based upon the Fund’s records and upon information provided to the Fund by its Trustees, executive officers and affiliates (as such term is used in Rule 12b-2 under the Exchange Act), to the best of the Fund’s knowledge, there have not been any transactions involving the Shares of the Fund that were effected during the past 60 days by any executive officer or Trustee of the Fund, any person controlling the Fund, any executive officer or director of any corporation or other person ultimately in control of the Fund or by any associate or subsidiary of any of the foregoing, including any executive officer or director of any such subsidiary.

ITEM 9. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) No persons have been employed, retained or are to be compensated by or on behalf of the Fund to make solicitations or recommendations in connection with the Offer.

ITEM 10. FINANCIAL STATEMENTS.

Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

(a)(1) Reference is hereby made to Section 9, “Interest of Trustees and Executive Officers; Transactions and Arrangements Concerning the Shares” of the Offer to Purchase, which is incorporated herein by reference.

(a)(2)-(5) Not applicable.

(b) Reference is hereby made to the Offer to Purchase, which is incorporated herein by reference.

ITEM 12. EXHIBITS.

(a)(1)(i)	Letter to Shareholders from the Senior Vice President and Chief Financial Officer of the Fund and Offer to Purchase.
(a)(1)(ii)	Letter of Transmittal.
(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(iv)	Letter to Clients and Client Instruction Form.
(a)(1)(v)	Notice of Guaranteed Delivery.
(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)	Press Releases dated May 24, 2018, August 9, 2018, August 22, 2018.[1]
(b)	Not applicable.
(d)(1)	Form of Depositary and Information Agent Agreement between the Fund, Computershare Trust Company, N.A., and Georgeson LLC.
(d)(2)	Investment Management Agreement with Delaware Management Company dated January 4, 2010.[2]
(d)(3)	Amended and Restated Exhibit A dated October 24, 2011 to the Investment Management Agreement with Delaware Management Company dated January 4, 2010.
(d)(4)	Transfer Agency Agreement with Computershare (successor by operation of law to Mellon Investor Services LLC) dated May 17, 2007 to be filed by amendment.
(d)(5)	Amended and Restated Fund Accounting and Financial Administration Services Agreement with The Bank of New York Mellon dated January 1, 2014.
(d)(6)	Executed Amendment No. 1 dated July 1, 2017 to the Amended and Restated Fund Accounting and Financial Administration Services Agreement.
(d)(7)	Mutual Fund Custody and Services Agreement with Mellon Bank, N.A. dated July 20, 2007.
(d)(8)	Amendment No. 2 dated July 1, 2017 to the Mutual Fund Custody and Services Agreement.
(d)(9)	Amended and Restated Fund Accounting and Financial Administration Oversight Agreement with Delaware Service Company, Inc. dated January 1, 2014.
(d)(10)	Assignment and Assumption Agreement dated November 1, 2014 between Delaware Service Company, Inc. and Delaware Investments Fund Services Company relating to the Amended and Restated Fund Accounting and Financial Administration Oversight Agreement with Delaware Service Company, Inc. dated January 1, 2014.
(d)(11)	Amendment No. 1 dated September 1, 2017 to the Amended and Restated Fund Accounting and Financial Administration Oversight Agreement.
(g)	Not applicable.
(h)	Not applicable.
____________________

1 Previously filed on Schedule TO via EDGAR on May 25, 2018, August 9, 2018, and August 23, 2018, respectively.
2 Incorporated by reference to Exhibit 77Q(1) of the Fund’s filing on Form N-SAR, filed with the SEC on July 30, 2010.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DELAWARE ENHANCED GLOBAL DIVIDEND AND
INCOME FUND

/s/ Richard Salus
Richard Salus
Senior Vice President and Chief Financial Officer

September 28, 2018

EXHIBIT INDEX

EXHIBIT	DESCRIPTION
(a)(1)(i)	Letter to Shareholders from the Senior Vice President and Chief Financial Officer of the Fund and Offer to Purchase.
(a)(1)(ii)	Letter of Transmittal.
(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(iv)	Letter to Clients and Client Instruction Form.
(a)(1)(v)	Notice of Guaranteed Delivery.
(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(d)(1)	Form of Depositary and Information Agent Agreement between the Fund, Computershare Trust Company, N.A., and Georgeson LLC.
(d)(3)	Amended and Restated Exhibit A dated October 24, 2011 to the Investment Management Agreement with Delaware Management Company dated January 4, 2010.
(d)(5)	Amended and Restated Fund Accounting and Financial Administration Services Agreement with The Bank of New York Mellon dated January 1, 2014.
(d)(6)	Executed Amendment No. 1 dated July 1, 2017 to the Amended and Restated Fund Accounting and Financial Administration Services Agreement.
(d)(7)	Mutual Fund Custody and Services Agreement with Mellon Bank, N.A. dated July 20, 2007.
(d)(8)	Amendment No. 2 dated July 1, 2017 to the Mutual Fund Custody and Services Agreement.
(d)(9)	Amended and Restated Fund Accounting and Financial Administration Oversight Agreement with Delaware Service Company, Inc. dated January 1, 2014.
(d)(10)	Assignment and Assumption Agreement dated November 1, 2014 between Delaware Service Company, Inc. and Delaware Investments Fund Services Company relating to the Amended and Restated Fund Accounting and Financial Administration Oversight Agreement with Delaware Service Company, Inc. dated January 1, 2014.
(d)(11)	Amendment No. 1 dated September 1, 2017 to the Amended and Restated Fund Accounting and Financial Administration Oversight Agreement.